Exhibit 99.1

New Pacific Intersects 86.03 Metre Interval Grading 229 grams per tonne Silver at the Silver Sand Project

VANCOUVER, BC, April 6, 2022 /CNW/ - New Pacific Metals Corp. ("New Pacific" or the "Company") (TSX: NUAG) (NYSE American: NEWP) is pleased to announce the assay results of the 2021-2022 drill programs at Silver Sand. The 2021 drilling programs comprise structure orientation drilling, step-out and infill drilling as well as exploration drilling. Assay results of all drill holes completed in 2021 have been received, and results of 13 holes from 48 holes in  10,520 metres ("m") completed to date in 2022 have been received. For the 2022 drill program, the Company plans to complete a total 15,000 m of step-out and in-fill drilling by the end of April.  Assay results are summarized in Table 1 and drill hole specifications are presented in Table 2.

HIGHLIGHTS

•	Drill hole DSS529001 intersected an interval of 86.03 metres ("m") grading 229 gram per tonne ("g/t") silver ("Ag") from 37.90 m to 123.93 m, including 15.35 m grading 734 g/t Ag from 37.90 m to 53.25 m. This is an infill hole completed in 2022 and confirmed the continuity of high grade mineralization in the core area of Silver Sand.
•	Drill hole DSS507513 intersected an interval of 39.60 m grading 225 g/t Ag from 56.70 m to 96.30 m, including 11.84 m grading 434 g/t Ag from 84.46 m to 96.30 m. This is a step-out hole completed in 2022 on the eastern end of drill grid in the core area of Silver Sand
•	Drill hole DSS487502 intersected an interval of 38.18 m grading 148 g/t Ag from 82.49 m to 120.67 m. This is a step-out hole drilled in 2022 on the eastern end of drill grid in the core area of Silver Sand.
•	Drill hole DSS487504 intersected an interval of 26.90 m grading 189 g/t Ag from 190.30 m to 217.20 m, including 7.20 m grading 641 g/t Ag from 190.30 m to 197.50 m. This is a step-out hole drilled in 2022 to test the depth extension of mineralization in the core area of Silver Sand.
•	Drill hole DSS5423 intersected an interval of 48.22 m grading 104 g/t Ag from 73.00 m to 121.22 m. This is an infill hole drilled in 2022 to confirm the continuity of mineralization in the core area of Silver Sand.
•	Drill hole DSS-21-1004 intersected an interval of 53.34 m grading 114 g/t Ag from 66.72 m to 120.06 m. This is an orientation hole drilled in 2021 to confirm the attitude (dip and dip direction) of mineralized structures in the core area of Silver Sand.
•	Drill hole DSS-21-1009 intersected an interval of 50.85 m grading 100 g/t Ag from 70.50 m to 121.35 m, including 10.31 m grading 354 g/t Ag from depth 70.50 m to 80.81 m. This is an orientation hole drilled in 2021 to confirm the attitude (dip and dip direction) of mineralized structures in the core area of Silver Sand.
•	Drill hole DSS-21-1011 intersected an interval of 58.45 m grading 110 g/t Ag from depth 29.20 m to 87.65 m. This is an orientation hole drilled in 2021 to confirm the attitude (dip and dip direction) of mineralized structures in the core area of Silver Sand.
•	Drill hole DSS-21-3017 intersected an interval of 54.42 m grading 172 g/t Ag from 11.22 m to 65.64 m, including 4.50 m grading 1,070 g/t Ag from 17.40 m to 21.90 m. This is a step-out hole drilled in 2021 which was abandoned due to drill difficulty caused by historical underground mining voids.

2021 DRILL PROGRAMS

Drill programs in 2021 comprised of structural orientation drilling, step-out drilling, and depth exploration drilling for a total metreage of 13,313.7 m in 55 holes (Table 1).

Structural orientation drilling was carried out at three spots in the northern edge of the Silver Sand core area. The Boart Longyear TruecoreTM system was employed and a total of 4,626.7 m in 32 holes (holes DSS-21-1001 to DSS-22-1032) were completed at a hole spacing of 5 m along three cross sections. Detailed structural logging and assays of the oriented drill cores confirmed previous understanding of the orientation of mineralized structures and resource model which are dominantly striking in the direction of north northwest and dipping in direction of west at high angles which is also evidenced at surface outcrops and historical underground workings.

Step-out drilling in 2021 was carried out mainly outside of the major mineralized trends aiming to discover new mineralized zones. These holes (holes DSS-21-3001 to DSS-21-3014) intersected multiple relatively narrow mineralized zones at various depth, such as hole DSS-21-3008 which intersected an interval of 7.47 m grading 275 g/t Ag and hole DSS-21-3010 which intersected an interval of 5.65 m grading 158 g/t Ag, indicating that there are multiple smaller satellite mineralized zones between the major mineralized trends. Other three holes (DSS-21-3015, DSS-21-3017, and DSS-21-3018) were drilled parallel to the dipping direction of the mineralization zones along the gaps between previously intersected zones.

Three depth drill holes (holes DSS-21-4001, DSS-21-4002, and DSS-21-4003) designed to test the extension of mineralization at further depth were completed in 2021 for a total metreage of 1,752.3 m. Hole DSS-21-4001 intersected an interval of 7.18 m grading 285 g/t Ag from depth 202.82 m to 210.00 m, and hole DSS-21-4002 intersected an interval of 4.16 m grading 357 g/t Ag and 2.84% zinc from 407.44 m to 411.60 m. Hole DSS-21-4003 did not intersect any significant mineralized interval as it was drilled in the west hanging wall of the major mineralized trend.

2022 DRILL PROGRAMS

The 2022 Drill program is planned  at 15,000 m  of infill  and step-out drilling. The aim of the resource infill drilling is to improve the confidence in the continuity of mineralization in the core area of Silver Sand and upgrade resource categories, and the step-out drilling is to test the extension of the major mineralized zones up and down dip as well as on strike. As of March 31, 2022, a total of 10,520 m in 48 holes were completed, for which assay results of 13 holes have been received (Table 1). The 2022 drill programs are expected to be completed by the end of April or early May 2022 as planned.

As reported in the news release dated February 8, 2022, the Company has selected a PEA study specialist to complete the Preliminary Economic Assessment ("PEA") report. All assays for the 2022 drilling are expected to be received by the end of June, and a mineral resource estimate updated by September 2022 to be included in the planned PEA by the end of 2022.

Table 1 Summary of Drill Intercepts
Hole_ID		Depth_from	Depth_to	Interval_m	Ag_g/t	Pb_%	Zn_%
DSS-21-1001		35.67	56.15	20.48	39	0.01	0.00
		80.05	81.20	1.15	101	0.03	0.01
		101.50	120.18	18.68	108	0.10	0.03
DSS-21-1002		37.45	45.70	8.25	44	0.01	0.00
		90.40	118.45	28.05	108	0.12	0.04
DSS-21-1003		83.10	106.25	23.15	137	0.17	0.02
	incl.	100.80	105.15	4.35	525	0.32	0.06
DSS-21-1004		66.72	120.06	53.34	114	0.11	0.03
DSS-21-1005		58.45	72.23	13.78	31	0.10	0.08
		84.76	110.60	25.84	55	0.10	0.01
		137.27	140.81	3.54	39	0.03	0.02
DSS-21-1006		54.00	69.75	15.75	48	0.11	0.21
		77.00	123.00	46.00	49	0.06	0.04
DSS-21-1007		52.30	60.69	8.39	106	0.07	0.03
		81.30	98.50	17.20	40	0.05	0.01
DSS-21-1008		35.96	59.24	23.28	39	0.06	0.04
		77.88	95.03	17.15	116	0.09	0.01
DSS-21-1009		36.15	44.26	8.11	28	0.06	0.04
		49.37	57.20	7.83	27	0.10	0.08
		70.50	121.35	50.85	100	0.06	0.02
	incl.	70.50	80.81	10.31	354	0.19	0.02
DSS-21-1010		32.00	53.40	21.40	54	0.09	0.03
		64.72	74.78	10.06	124	0.12	0.01
		88.83	96.38	7.55	33	0.04	0.01
		125.12	127.30	2.18	53	0.07	0.30
DSS-21-1011		29.20	87.65	58.45	110	0.07	0.10
DSS-21-1012		50.20	65.00	14.80	26	0.09	0.05
		75.10	88.70	13.60	152	0.13	0.00
DSS-21-1013		41.20	42.43	1.23	267	0.23	0.02
		50.25	59.47	9.22	31	0.06	0.03
		73.18	89.65	16.47	122	0.08	0.01
DSS-21-1014		51.95	65.40	13.45	38	0.09	0.22
		80.85	97.70	16.85	81	0.09	0.01
DSS-21-1015		54.25	59.70	5.45	30	0.03	0.01
		81.39	90.90	9.51	95	0.37	0.01
		98.75	100.18	1.43	91	0.06	0.01
		105.90	108.52	2.62	68	0.02	0.01
DSS-21-1016		80.90	114.24	33.34	94	0.11	0.02
	incl.	80.90	85.60	4.70	360	0.43	0.06
DSS-21-1017		79.12	81.35	2.23	586	0.88	0.04
		108.10	123.32	15.22	42	0.04	0.00
DSS-21-1018		66.10	89.00	22.90	174	0.12	0.01
DSS-21-1019		14.30	19.32	5.02	112	0.02	0.03
		23.95	30.70	6.75	34	0.01	0.00
		67.57	75.50	7.93	32	0.02	0.00
DSS-21-1020		75.40	84.32	8.92	72	0.08	0.01
		93.00	96.55	3.55	42	0.06	0.01
DSS-21-1021		95.70	99.08	3.38	81	0.18	0.01
DSS-21-1022		96.69	99.09	2.40	191	0.34	0.01
DSS-21-1023		81.50	87.02	5.52	555	0.33	0.02
DSS-21-1024		13.81	18.70	4.89	22	0.00	0.01
		66.50	70.20	3.70	102	0.05	0.02
DSS-21-1025		9.81	11.00	1.19	117	0.00	0.01
		66.00	74.77	8.77	131	0.11	0.02
		92.40	93.55	1.15	352	0.45	0.00
DSS-21-1026		67.05	70.35	3.30	43	0.13	0.14
DSS-21-1027		13.00	17.91	4.91	33	0.05	0.01
		71.00	72.00	1.00	101	0.05	0.00
		103.74	104.90	1.16	161	0.07	0.01
DSS-21-1028		69.50	71.70	2.20	85	0.07	0.02
DSS-21-1029		106.32	107.40	1.08	2390	0.32	0.03
DSS-21-1030		19.11	50.40	31.29	142	0.11	0.00
		82.25	123.25	41.00	53	0.09	0.00
		150.00	151.25	1.25	116	0.19	0.00
DSS-21-1031		16.88	33.45	16.57	29	0.02	0.00
DSS-21-2001		235.12	237.55	2.43	36	0.23	0.03
DSS-21-3001		7.17	9.50	2.33	91	0.06	0.01
		129.09	132.95	3.86	224	0.10	0.00
		156.24	157.29	1.05	104	0.16	0.29
		168.50	170.00	1.50	406	0.03	0.26
DSS-21-3002		80.10	98.48	18.38	82	0.10	0.07
		105.96	110.49	4.53	52	0.06	0.00
DSS-21-3003		82.50	91.43	8.93	44	0.06	0.18
		101.80	114.30	12.50	48	0.11	0.19
DSS-21-3004		No Significant Intercepts
DSS-21-3005		44.34	49.00	4.66	76	0.02	0.00
		147.95	149.15	1.20	509	0.26	1.17
DSS-21-3006		237.65	253.70	16.05	39	0.10	0.00
DSS-21-3007		No Significant Intercepts
DSS-21-3008		31.93	39.40	7.47	275	0.07	0.00
		453.22	454.30	1.08	694	0.88	0.39
		488.83	490.60	1.77	203	0.19	0.74
DSS-21-3009		182.70	188.80	6.10	50	0.11	0.77
DSS-21-3010		34.90	40.55	5.65	158	0.07	0.00
		184.50	186.40	1.90	85	0.05	0.02
DSS-21-3011		No Significant Intercepts
DSS-21-3012		122.50	132.53	10.03	94	0.13	0.04
DSS-21-3013		241.82	246.23	4.41	54	0.54	2.32
		300.00	301.00	1.00	138	0.21	2.49
		328.70	332.00	3.30	138	0.03	0.41
DSS-21-3014		78.05	80.58	2.53	65	0.43	0.03
DSS-21-3015		9.82	12.30	2.48	144	0.07	0.00
		29.36	41.88	12.52	101	0.29	0.00
		50.20	52.80	2.60	100	0.09	0.00
		64.08	91.07	26.99	62	0.72	0.03
		102.45	103.93	1.48	100	0.49	0.11
		112.78	139.50	26.72	29	0.12	0.23
		149.74	160.70	10.96	50	0.14	0.55
		348.85	353.58	4.73	92	0.01	0.06
DSS-21-3016		73.60	76.00	2.40	112	0.74	0.03
		94.15	99.19	5.04	70	2.38	0.09
DSS-21-3017		11.22	65.64	54.42	172	0.08	0.01
	incl.	17.40	21.90	4.50	1070	0.44	0.00
DSS-21-3018		9.40	30.83	21.43	37	0.03	0.00
		38.10	72.45	34.35	84	0.25	0.01
DSS-21-4001		65.50	78.53	13.03	158	0.02	0.01
		107.35	115.00	7.65	47	0.05	0.00
		202.82	210.00	7.18	285	0.04	0.01
DSS-21-4002		65.75	71.20	5.45	60	0.01	0.00
		78.00	79.50	1.50	177	0.01	0.00
		407.44	411.60	4.16	357	0.26	2.84
DSS-21-4003		No Significant Intercepts
DSS-22-1032		15.37	20.45	5.08	41	0.03	0.03
		64.20	65.60	1.40	1845	0.38	0.03
		99.85	101.10	1.25	459	0.21	0.00
DSS5423		32.00	41.50	9.50	51	0.01	0.01
		73.00	121.22	48.22	104	0.05	0.01
DSS487502		82.49	120.67	38.18	148	0.10	0.01
DSS487503		35.15	49.86	14.71	72	0.01	0.07
		85.06	111.88	26.82	43	0.06	0.01
DSS487504		190.30	217.20	26.90	189	0.00	0.01
	incl.	190.30	197.50	7.20	641	0.16	0.05
DSS507511		62.23	145.11	82.88	85	0.06	0.00
		161.12	163.79	2.67	227	0.11	0.02
		183.62	194.49	10.87	174	0.13	0.00
DSS507512		66.95	68.25	1.30	280	0.04	0.00
DSS507513		56.70	96.30	39.60	225	0.01	0.16
	incl.	84.46	96.30	11.84	434	0.04	0.44
DSS522517		16.85	20.45	3.60	35	0.07	0.07
		25.50	50.82	25.32	32	0.05	0.38
		60.90	76.46	15.56	176	0.10	0.11
		82.00	83.10	1.10	149	0.02	0.01
DSS525024		14.00	51.46	37.46	41	0.08	0.68
DSS527507		66.34	72.70	6.36	240	0.00	0.00
		86.00	90.60	4.60	54	0.00	0.00
		113.10	122.70	9.60	212	0.00	0.00
DSS527509		20.65	55.35	34.70	33	0.02	0.10
		87.45	104.60	17.15	101	0.01	0.01
DSS529001		37.90	123.93	86.03	229	0.05	0.06
	incl.	37.90	53.25	15.35	734	0.05	0.01
DSS562505		21.95	48.95	27.00	29	0.02	0.02
DSS661001		52.60	53.80	1.20	235	0.13	0.01
		67.60	91.46	23.86	74	0.06	0.08
		105.00	157.60	52.60	49	0.08	0.18
	incl.	105.00	111.71	6.71	194	0.05	0.01
		201.30	210.10	8.80	40	0.48	1.73
		232.11	233.32	1.21	497	0.32	0.43
Notes:
1. Drill location, altitude, azimuth, and dip of drill holes are provided in Table 2.
2. Drill intercept is core length, and grade is length weighted. Length of drill intercept is close to true width of mineralization as drilling is normal to both strike and dip of mineralized zones.
3. A cut-off of 20 g/t Ag is applied for calculation of length-weighted intercept. At times, samples lower than 20 g/t Ag may be included in the calculation of consolidation of mineralized intercepts.

Table 2 Summary of Drill Hole Specifications
Hole_ID	Easting	Northing	Altitude	Depth_m	Azi (°)	Dip (°)	Year	Note
DSS-21-1001	234986.53	7856450.36	4100.01	173.50	60	-45	2021	Orientation Drill
DSS-21-1002	234989.67	7856452.21	4100.06	176.50	60	-45	2021	Orientation Drill
DSS-21-1003	234993.66	7856453.65	4100.92	170.60	60	-45	2021	Orientation Drill
DSS-21-1004	234997.92	7856456.89	4101.80	170.60	60	-45	2021	Orientation Drill
DSS-21-1005	235001.83	7856458.82	4102.44	170.60	60	-45	2021	Orientation Drill
DSS-21-1006	235005.76	7856461.32	4102.93	170.50	60	-45	2021	Orientation Drill
DSS-21-1007	235010.31	7856463.13	4103.07	170.30	60	-45	2021	Orientation Drill
DSS-21-1008	235013.06	7856465.94	4103.28	170.40	60	-45	2021	Orientation Drill
DSS-21-1009	235018.12	7856468.17	4103.48	170.50	60	-45	2021	Orientation Drill
DSS-21-1010	235020.96	7856469.98	4103.93	170.40	60	-45	2021	Orientation Drill
DSS-21-1011	235024.85	7856472.34	4104.13	209.40	60	-45	2021	Orientation Drill
DSS-21-1012	234961.68	7856354.50	4066.83	191.40	60	-45	2021	Orientation Drill
DSS-21-1013	235016.91	7856449.73	4103.11	170.40	60	-45	2021	Orientation Drill
DSS-21-1014	235011.15	7856459.21	4103.13	170.40	60	-45	2021	Orientation Drill
DSS-21-1015	235006.02	7856467.06	4102.63	170.40	60	-45	2021	Orientation Drill
DSS-21-1016	235002.87	7856476.44	4102.22	173.40	60	-45	2021	Orientation Drill
DSS-21-1017	234997.58	7856486.83	4101.57	170.40	60	-45	2021	Orientation Drill
DSS-21-1018	234889.85	7856859.96	4093.83	101.50	60	-45	2021	Orientation Drill
DSS-21-1019	234897.93	7856864.78	4095.19	107.50	60	-45	2021	Orientation Drill
DSS-21-1020	234906.18	7856869.10	4096.65	101.50	60	-45	2021	Orientation Drill
DSS-21-1021	234913.35	7856874.12	4097.52	104.50	60	-45	2021	Orientation Drill
DSS-21-1022	234921.36	7856879.01	4098.59	104.50	60	-45	2021	Orientation Drill
DSS-21-1023	234929.24	7856884.02	4099.30	101.50	60	-45	2021	Orientation Drill
DSS-21-1024	234923.67	7856850.40	4095.89	101.40	60	-45	2021	Orientation Drill
DSS-21-1025	234918.36	7856859.22	4096.26	104.40	60	-45	2021	Orientation Drill
DSS-21-1026	234913.44	7856868.18	4096.72	104.30	60	-45	2021	Orientation Drill
DSS-21-1027	234907.88	7856876.04	4096.76	107.40	60	-45	2021	Orientation Drill
DSS-21-1028	234901.49	7856884.20	4097.06	104.40	60	-45	2021	Orientation Drill
DSS-21-1029	234895.35	7856891.76	4097.14	107.40	60	-45	2021	Orientation Drill
DSS-21-1030	234699.67	7856417.18	4075.31	260.80	240	-65	2021	Orientation Drill
DSS-21-1031	234707.90	7856420.90	4075.05	44.80	240	-65	2021	Orientation Drill
DSS-22-1032	234893.18	7856862.21	4094.50	101.10	60	-45	2022	Orientation Drill
DSS-21-2001	234663.98	7857103.45	4102.91	242.15	85	-75	2021	Step-out
DSS-21-3001	235021.63	7856440.83	4103.23	344.20	220	-75	2021	Step-out
DSS-21-3002	234962.08	7856355.10	4066.96	302.10	100	-70	2021	Step-out
DSS-21-3003	234963.84	7856353.86	4066.82	299.00	160	-60	2021	Step-out
DSS-21-3004	234858.29	7856401.10	4053.77	401.20	10	-70	2021	Step-out
DSS-21-3005	234858.73	7856401.77	4053.78	398.10	80	-65	2021	Step-out
DSS-21-3006	234858.02	7856401.86	4053.93	410.20	235	-60	2021	Step-out
DSS-21-3007	235199.86	7856202.35	4008.48	625.80	195	-50	2021	Step-out
DSS-21-3008	235085.09	7856235.37	3997.72	545.15	285	-70	2021	Step-out
DSS-21-3009	234878.95	7856302.36	4023.95	251.20	180	-60	2021	Step-out
DSS-21-3010	234881.67	7856304.12	4023.85	368.00	250	-65	2021	Step-out
DSS-21-3011	234878.21	7856302.90	4023.99	260.40	15	-75	2021	Step-out
DSS-21-3012	234879.13	7856300.83	4023.96	452.00	150	-60	2021	Step-out
DSS-21-3013	234877.38	7856304.89	4024.01	403.40	170	-45	2021	Step-out
DSS-21-3014	234802.15	7856774.91	4080.66	302.30	5	-65	2021	Step-out
DSS-21-3015	234771.69	7856198.68	3926.63	482.05	110	-60	2021	Step-out
DSS-21-3016	234767.54	7856872.96	4086.81	299.00	220	-65	2021	Step-out
DSS-21-3017	234813.35	7855918.38	4013.24	71.50	30	-55	2021	Step-out
DSS-21-3018	234771.51	7856199.09	3926.61	76.95	90	-58	2021	Step-out
DSS-21-3019	234815.00	7855918.00	4015.00	400.00	340	-50	2021	Step-out
DSS-21-4001	234885.57	7856912.56	4098.94	500.50	40	-80	2021	Exploration
DSS-21-4002	234886.73	7856593.51	4084.56	715.95	235	-65	2021	Exploration
DSS-21-4003	234593.41	7856182.06	3939.59	535.85	135	-65	2021	Exploration
DSS487502	234921.41	7856758.51	4090.24	172.80	60	-45	2022	Step-out
DSS487503	234947.97	7856775.64	4092.91	145.55	60	-45	2022	Step-out
DSS487504	234807.00	7856692.00	4078.00	302.10	60	-46	2022	Step-out
DSS507511	234831.47	7856590.16	4075.50	265.70	60	-45	2022	Step-out
DSS507512	234799.38	7856571.83	4067.66	302.10	60	-46	2022	Step-out
DSS507513	234985.08	7856681.56	4093.80	152.10	60	-45	2022	Step-out
DSS525024	235057.74	7856635.98	4101.80	155.10	60	-45	2022	Resource Infill
DSS527507	234962.81	7856549.88	4095.78	215.10	60	-45	2022	Step-out
DSS527509	235015.86	7856583.43	4100.47	182.10	60	-45	2022	Step-out
DSS529001	234918.44	7856512.87	4088.81	227.10	60	-45	2022	Resource Infill
DSS5423	234992.91	7856539.30	4098.26	191.10	60	-45	2022	Resource Infill
DSS562505	235063.41	7856440.15	4108.69	157.50	60	-45	2022	Step-out
DSS661001	234860.83	7855756.76	4028.63	295.30	60	-45	2022	Resource Infill
Notes:
1. Drill collar coordinate system is WGS1984 UTM Zone 20S.
2. Coordinate of drill collar is picked with Real Time Kinematics (RTK) GPS.

QUALITY ASSURANCE AND QUALITY CONTROL

All samples in respect of the exploration program at the Silver Sand Project, conducted by the Company and discussed in this news release, are shipped in securely-sealed bags by New Pacific staff in the Company's vehicles, directly from the field to ALS Global in Oruro, Bolivia for preparation, and ALS Global in Lima, Peru for geochemical analysis. ALS Global is an ISO 17025 accredited laboratory independent from New Pacific. All samples are first analyzed by a multi-element ICP package (ALS code ME-MS41) with ore grade over specified limits for silver, lead and zinc further analyzed using ALS code OG46. Further silver samples over specified limits are analyzed by gravimetric analysis (ALS code of GRA21). Certified reference materials, various types of blank samples and duplicate samples are inserted to normal drill core sample sequences prior to delivery to laboratory for preparation and analysis. The overall ratio of quality control samples in sample sequences is around twenty percent.

QUALIFIED PERSON

The scientific and technical information contained in this news releasehavebeen reviewed and approved by Alex Zhang, P. Geo., Vice President of Exploration, who is a Qualified Person for the purposes of National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101"). The Qualified Person has verified the information disclosed herein, including the sampling, preparation, security and analytical procedures underlying such information, and is not aware of any significant risks and uncertainties that could be expected to affect the reliability or confidence in the information discussed herein.

ABOUT NEW PACIFIC

New Pacific is a Canadian exploration and development company with precious metal projects, including the flagship Silver Sand Project, the Silverstrike Project and the Carangas Project, all of which are located in Bolivia. The Company is focused on progressing the development of the Silver Sand Project, while growing its Mineral Resources through the exploration and acquisition of properties in the Americas.

For further information, please contact:

New Pacific Metals Corp.
Phone: (604) 633-1368
U.S. & Canada toll-free: 1-877-631-0593
E-mail: info@newpacificmetals.com
www.newpacificmetals.com

To receive company news by e-mail, please register using New Pacific's website at www.newpacificmetals.com.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

Certain of the statements and information in this news release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian provincial securities laws.  Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects", "is expected", "anticipates", "believes", "plans", "projects", "estimates", "assumes", "intends", "strategies", "targets", "goals", "forecasts", "objectives", "budgets", "schedules", "potential" or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements or information. Such statements include, but are not limited to: statements regarding the anticipated timing, amount and completion of exploration, drilling, development, construction, and other activities or achievements of the Company; anticipated outcomes therefrom; future economics of the Company's projects; timing of receipt of permits and regulatory approvals; estimates of the Company's revenues and capital expenditures; and other future plans, objectives or expectations of the Company.

Forward-looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks relating to: global economic and social impact of COVID-19; fluctuating equity prices, bond prices, commodity prices; calculation of resources, reserves and mineralization, general economic conditions, foreign exchange risks, interest rate risk, foreign investment risk; loss of key personnel; conflicts of interest; dependence on management, uncertainties relating to the availability and costs of financing needed in the future, environmental risks, operations and political conditions, the regulatory environment in Bolivia and Canada; risks associated with community relations and corporate social responsibility, and other factors described under the heading "Risk Factors" in the Company's Annual Information Form and its other public filings.

This list is not exhaustive of the factors that may affect any of the Company's forward-looking statements or information.

The forward-looking statements are necessarily based on a number of estimates, assumptions, beliefs, expectations and opinions of management as of the date of this news release that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies.  These estimates, assumptions, beliefs, expectations and options include, but are not limited to, those related to the Company's ability to carry on current and future operations, including: the duration and effects of COVID-19 on our operations and workforce; development and exploration activities; the timing, extent, duration and economic viability of such operations; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; the Company's ability to meet or achieve estimates, projections and forecasts; the stabilization of the political climate in Bolivia; the Company's ability to obtain and maintain social license at its mineral properties; the availability and cost of inputs; the price and market for outputs; foreign exchange rates; taxation levels; the timely receipt of necessary approvals or permits, including the ratification and approval of the Mining Production Contract with COMIBOL by the Plurinational Legislative Assembly of Bolivia; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry.

Although the forward-looking statements contained in this news release are based upon what management believes are reasonable assumptions, there can be no assurance that actual results will be consistent with these forward-looking statements.  All forward-looking statements in this news release are qualified by these cautionary statements.  Accordingly, readers should not place undue reliance on such statements. Other than specifically required by applicable laws, the Company is under no obligation and expressly disclaims any such obligation to update or alter the forward-looking statements whether as a result of new information, future events or otherwise except as may be required by law.  These forward-looking statements are made as of the date of this news release.

CAUTIONARY NOTE TO US INVESTORS

The disclosure in this news release and referred to herein was prepared in accordance with NI 43-101 which differs significantly from the requirements of the U.S. Securities and Exchange Commission (the "SEC").  The terms "proven mineral reserve", "probable mineral reserve" and "mineral reserves" used in this news release are in reference to the mining terms defined in the Canadian Institute of Mining, Metallurgy and Petroleum Standards (the "CIM Definition Standards"), which definitions have been adopted by NI 43-101.  Accordingly, information contained in this news release providing descriptions of our mineral deposits in accordance with NI 43-101 may not be comparable to similar information made public by other U.S. companies subject to the United States federal securities laws and the rules and regulations thereunder.

Investors are cautioned not to assume that any part or all of mineral resources will ever be converted into reserves. Pursuant to CIM Definition Standards, "Inferred mineral resources" are that part of a mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling.  Such geological evidence is sufficient to imply but not verify geological and grade or quality continuity.  An inferred mineral resource has a lower level of confidence than that applying to an indicated mineral resource and must not be converted to a mineral reserve. However, it is reasonably expected that the majority of inferred mineral resources could be upgraded to indicated mineral resources with continued exploration.  Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  Investors are cautioned not to assume that all or any part of an inferred mineral resource is economically or legally mineable.  Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures.

Canadian standards, including the CIM Definition Standards and NI 43-101, differ significantly from standards in the SEC Industry Guide 7.  Effective February 25, 2019, the SEC adopted new mining disclosure rules under subpart 1300 of Regulation S-K of the United States Securities Act of 1933, as amended (the "SEC Modernization Rules"), with compliance required for the first fiscal year beginning on or after January 1, 2021.  The SEC Modernization Rules replace the historical property disclosure requirements included in SEC Industry Guide 7.  As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of "Measured Mineral Resources", "Indicated Mineral Resources" and "Inferred Mineral Resources".  In addition, the SEC has amended its definitions of "Proven Mineral Reserves" and "Probable Mineral Reserves" to be substantially similar to corresponding definitions under the CIM Definition Standards.  During the period leading up to the compliance date of the SEC Modernization Rules, information regarding mineral resources or reserves contained or referenced in this news release may not be comparable to similar information made public by companies that report according to U.S. standards.  While the SEC Modernization Rules are purported to be "substantially similar" to the CIM Definition Standards, readers are cautioned that there are differences between the SEC Modernization Rules and the CIM Definitions Standards.  Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as "proven mineral reserves", "probable mineral reserves", "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under the SEC Modernization Rules.

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SOURCE New Pacific Metals Corp.

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CO: New Pacific Metals Corp.

CNW 06:55e 06-APR-22